UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached hereto as exhibits to this report on Form 6-K and incorporated by reference herein are the Registrant’s immediate report dated October 20, 2009.

SIGNATURE

Pursuant to the requirements of the0 Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: October 20, 2009

BluePhoenix Rehosting Solution Enables Volvofinans to Reduce TCO of
Credit Card System by 40%, While Achieving Flexibility to Meet Changing
Business Requirements

HERZLIYA, Israel – October 20, 2009 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, announces today the successful completion of a rehosting project at Volvofinans, Sweden, saving the company up to 40% of their credit card system’s total cost of ownership.

A large number of Volvofinans’ core business functions resided in IDMS-based applications. The company found it difficult to find resources in Sweden to develop new IDMS functionality, and more importantly, found the platform to be an impediment to new development.

By modernizing core, back office applications to Java, Volvofinans will in the future be able to deliver new application features to customers more quickly, and respond to changing business requirements more effectively. The company also reduced the total cost of ownership (TCO) of their credit card system by up to 40% per year.

“BluePhoenix offered us an added benefit of cost effectiveness. Though cost saving was not our primary motivation for migrating our applications, we are getting an excellent payoff for something we needed to do anyway,” said Johan Nordin, CIO of Volvofinans. “We considered other options–such as implementing an entirely new system. That option did not work for various reasons, including time and costs. When we decided to modernize our existing solution, we checked out various vendors, and decided BluePhoenix to be the strongest partner. The implementation followed the plans and according to our expectations.”

BluePhoenix used automated database migration tools to modernize Volvofinans’ proprietary applications from z/VM/IDMS/ADSO to Linux/DB2/UDB/Java. The transformation included language, database, user interface, and platform, resulting in a completely modernized environment.

“The completion of another modernization project for a prestigious customer such as Volvofinans is always an honor,” said Yaron Tchwella, CEO, BluePhoenix Solutions. “Volvofinans has gained an enhanced development environment that provides more flexibility and application development speed, with reduced maintenance costs. The company’s dependence on aging technologies and a diminishing skills set has been eliminated.”

About Volvofinans Bank

Volvofinans Bank’s primary mission is to finance the sale through Volvo dealers of products marketed in the Swedish Volvo Trade by providing loans and leases to private individuals and companies. Volvofinans Bank offers business credit cards and administers and markets the widely used Volvo Handelns benefit card. Under the name Swedish Fleet Finance, the company offers financing and administration of company vehicles. Headquarters and most of the approximately 175 employees are in Gothenburg. Founded in 1959, Volvofinans was authorized in 2008 to engage in banking. It is owned by Swedish Volvo dealers via AB Volverkinvest (50 percent), the Sixth AP Fund (40 percent), and Ford (10 percent).

About BluePhoenix Solutions

BluePhoenix Solutions (NASDAQ: BPHX) is the leading provider of value-driven legacy IT modernization solutions. The BluePhoenix portfolio includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, Capita Group, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Rabobank, Rural Servicios Informaticos, SDC Udvikling, TEMENOS, Toyota, and Volvofinans. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “plans,” “believes,” “estimates,” “intends,” the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current expectations. These risks and uncertainties include but are not limited to: the ability to successfully defend claims brought against the Company; the effects of the global economic and financial crisis; market demand for the Company’s products; successful implementation of the Company’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; the ability to manage the Company’s growth; the ability to recruit and retain additional software personnel; the ability to develop new business lines; and such other risks and uncertainties as identified in BluePhoenix’s most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Varda Sagiv
BluePhoenix Solutions
+972-9-9526110
vsagiv@bphx.com